SEC 21004750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
AUG 24 2021
Washington DC
415

SEC FILE NUMBER
8-38388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scully Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Connecticut Avenue NW, Suite 500
(No. and Street)

Washington, DC 20036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Scully (202) 775-1415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Scully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scully Capital Securities Corporation, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Virginia
County of Arlington
Subscribed and sworn to (or affirmed) before me on this 13 day of August, 2021 by Larry Scully
LK proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

Robert Sanchez
Commonwealth of Virginia
Notary Public
Commission No. 7791794
My Commission Expires 04/30/2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Scully Capital Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule 1 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule 1 is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 20, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2021
Assets		
Cash	$	95,261
Accounts receivable, net of allowance for doubtful accounts of $100,000		64,574
Prepaid expenses		1,519
Computer equipment, net of accumulated depreciation of $2,572		—
Total assets	$	161,354
Liabilities and Stockholders' Equity		
Liabilities		
Deferred tax liability, net	$	14,887
Total liabilities		14,887
Stockholders' Equity		
Common stock, $.001 par value; 10,662 shares authorized, issued and outstanding		11
Additional paid in capital		144,796
Retained earnings		1,660
Total stockholders' equity		146,467
Total liabilities and stockholders' equity	$	161,354

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Operations

Year ended June 30,		2021
Contract revenues	$	151,604
Operating expenses		
Professional fees		25,684
Dues and licenses		3,225
Regulatory fees		6,549
Office expenses		164,353
Depreciation		216
Total operating expenses		200,027
Loss before income taxes		(48,423)
Income tax expense		
Current		(250)
Deferred tax benefit		14,601
Net loss	$	(34,072)

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholders' Equity

Year ended June 30,				2021
	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, June 30, 2020	$ 11	$144,796	$ 35,732	$ 180,539
Net loss	-	-	(34,072)	(34,072)
Balance, June 30, 2021	$ 11	$144,796	$ 1,660	$ 146,467

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,	2021
Cash flows from operating activities	
Net loss	$ (34,072)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	216
Change in:	
Accounts receivable	38,095
Prepaid expenses	1,279
Accounts payable	(900)
Deferred tax liability	(14,601)
Due to related party	(5,385)
Net cash used by operating activities	(15,368)
Cash flows from financing activities	—
Cash flows from investing activities	—
Net decrease in cash	(15,368)
Cash at beginning of year	110,629
Cash at end of year	$ 95,261
Supplemental disclosure of cash flow information:	
Income taxes	$ 250
Interest	—

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company is also authorized for the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") applied on a consistent basis with that of the preceding period.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are charged off against the allowance for doubtful accounts.

Concentrations

The Company maintains its cash in a checking account which is federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2021. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.

As of June 30, 2021, amounts due from two customers approximated $154,359, or approximately 94%, of total accounts receivable as of June 30, 2021. The balances due from these customers as of June 30, 2021 have been reserved for $100,000. There was no income recognized from these customers for the year ended June 30, 2021. The Company had an additional two customers during the year ended June 30, 2021, which represented 100% of contract revenue.

2. Summary of Significant Accounting Policies (continued)

Leases

The Company shares its office space with an affiliate owned by a stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Computer Equipment and Depreciation

Computer equipment is carried at cost, less accumulated depreciation. Depreciation of computer equipment is provided using the straight-line method over an estimated useful life of 5 years.

Revenue Recognition

Contract revenue consists of retainer and success fees. Retainer fees earned during the year totaled $61,604, while success fees totaled $90,000.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

The Company earns success fees as an agent for client offerings. The Company recognizes success fee revenue at a point in time upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

In all cases, revenue recognition is subject to collection being probable. As of June 30, 2021, the Company does not have any open contract balances.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2021. Interest and penalties, if any, are reflected in income tax expense in the accompanying statement of operations. Fiscal years ending on or after June 30, 2018 remain subject to examination by federal and state tax authorities.

Advertising

Advertising costs are expensed as incurred. For the year ended June 30, 2021, the Company expensed $695, in advertising costs.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review

Management has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. Related Party Transactions

A company owned by one of the stockholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. The operating expenses, which include payroll, benefits, and various office and overhead expenses, are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2021, $108,577 of operating expenses were allocated to the Company, which are included in office expenses on the statement of operations. In addition, a $50,000 commission was paid to the same stockholder.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2021, the Company had net capital (as computed in accordance with Rule 15c3-1) of $75,374 and the ratio of aggregate indebtedness to net capital was .00 to 1.

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission ("SEC"). In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC. During the year ended June 30, 2021 there were no withdrawals.

5. Income Taxes

For the year ended June 30, 2021, the Company's provision for income taxes consists of the following:

Current:		
District of Columbia income taxes	$	250
Deferred:		
Federal income tax liability		(10,221)
District of Columbia income tax liability		(4,380)
		(14,601)
Total provision/(benefit) for income taxes	$	(14,351)

As of June 30, 2021, deferred income taxes consists of the following:

Deferred tax assets:		
Net operating loss and contribution carryforwards	$	4,880
		4,880
Deferred tax liabilities:		
Accounts receivable		(19,372)
Prepaid expenses		(395)
		(19,767)
Net deferred tax liability	$	(14,887)

6. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of June 30, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Certain payments made to individuals during the year ended June 30, 2021 may be deemed by the IRS to require payroll taxes be withheld. These financial statements contain no adjustment for any potential payroll liabilities proposed by the IRS.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Under SEA Rule 15c3-1
Computation for Determination of Reserve Requirements Under SEA Rule 15c3-3
Information for Possession or Control Requirements Under SEA Rule 15c3-3

			June 30, 2021
Stockholders' equity from statement of financial condition		$	146,467
Deduction for nonallowable assets:			
Prepaid expenses	(1,519)		
Accounts receivable	(64,574)		(66,093)
Net capital		$	80,374
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$	5,000
Net capital in excess of minimum requirements		$	75,374
Amounts included in total liabilities which represent aggregate indebtedness		$	---
Ratio of aggregate indebtedness to net capital			.00 to 1

NOTES

A. There are no material differences between the preceding computation and the Company's corresponding most recently filed Part II of Form X-17A-5 as of June 30, 2021.

B. The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

Scully Capital Securities Corporation
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Scully Capital Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Scully Capital Securities Corporation claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and selling corporate debt securities and (2) Scully Capital Securities Corporation stated that Scully Capital Securities Corporation met the identified exemption provisions throughout the most recent fiscal year ending June 30, 2021 without exceptions. Scully Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 20, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Exemption Report

This is to certify that, to the best of my knowledge and belief:

Scully Capital Securities Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under Rule 15c3-3. The Company is filing this Exemption Report in reliance to Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R 240.17a-5 because the Company's business activities are, and will remain, limited to business activities in the private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2021.

The Company met the identified exemption throughout the most recent fiscal year ending June 30, 2021 without exceptions.

Thank you,

Larry Scully, President